Exhibit 99.28(m)(v)

APPENDIX A

This APPENDIX A, amended as of October 18, 2023, is Appendix A to the Shareholder Servicing Plan of Old Westbury Funds, Inc.

SHAREHOLDER SERVICING FEES

Portfolios	Annual Shareholder Servicing Fee*
All Cap Core Fund	0.2%
Large Cap Strategies Fund	0.2%
Small & Mid Cap Strategies Fund	0.2%
Credit Income Fund	0.2%
Fixed Income Fund	0.2%
Short-Term Bond Fund	0.2%
Municipal Bond Fund	0.2%
California Municipal Bond Fund	0.2%
New York Municipal Bond Fund	0.2%

* Annual fees payable to BTNA are expressed as a percentage of the average daily net asset value of the shares of the particular Portfolio beneficially owned by or attributable to clients of BTNA and any Shareholder Sub-Servicing Agents.